Exhibit 99.1

Press release
ING
ING Corporate Communications
Amsterdam, 3 February 2022

ING posts 4Q2021 net result of €945 million, FY2021 net result of €4,776 million

4Q2021 result before tax of €1,331 million; ING's full-year 2021 result before tax rose 78%

- Strong growth in fee income of 17% in 2021, net interest income resilient.
- 4Q2021 net core lending growth of €13.4 billion and €30.6 billion in FY2021; 4Q2021 net customer deposits growth of €-2.1 billion and €10.3 billion in FY2021.
- Operating expenses remain under control. This quarter's expenses include €141 million of restructuring costs and impairments related to the announcement to exit the retail banking market in France.
- Full-year ROE rose to 9.2%, CET1 ratio strengthens to 15.9%; proposed final 2021 dividend of €0.41 per share.

CEO Statement

"Looking back on 2021, I'm pleased with our performance," said ING CEO Steven van Rijswijk. "Despite the challenging conditions impacting customers, colleagues and society – from the ongoing pandemic to supply-chain pressures, rising energy prices and inflation – we achieved good results. I'm encouraged by increased lending volumes and strong fee income growth in the final quarter of 2021, a sign of growing confidence in the economy as the world seeks ways to live with the coronavirus. Both of these contributed to a 10.9% increase in total income compared to the same quarter in 2020.

"I'm particularly satisfied with the consistent growth we've recorded in our diversifying sources of income. Fee income rose 17% in 2021 compared to a year earlier and contributed 19% to our total full-year income. This has been supported by our customers' changing preferences in the low-interest environment and by an expansion in our range of investment products. In Germany, thanks to products and services like digital advice and our cooperation with an online investment manager, we now have more than two million investment-product accounts, an increase of 21% in 2021 compared to last year.

"Smart and easy digital investment products help us to establish and deepen primary banking relationships, as do continuous improvements to the seamless digital experience we offer. For example, the mortgage application process in the Netherlands has been made less complex as customers can now easily collect and submit necessary data in an app directly from various government sources – saving time for both the customer and the bank, and increasing the number of customer applications that are 'first time right'. We gained 481,000 primary customers in 2021, bringing the total number to 14.3 million, 3.5% higher than at end-2020.

"Unfortunately, there are also times when we have to make difficult decisions that affect our customers and colleagues. Following the strategic review announced in June, we decided to exit the retail banking market in France. This follows earlier decisions to exit the retail banking markets of Austria and the Czech Republic, after we determined that reaching the required local scale within a reasonable timeframe was unlikely. We believe these are the best strategic decisions for ING, allowing us to redeploy capital and resources to grow other areas of our business. I'm very grateful to our colleagues in France, Austria and the Czech Republic, for their ongoing customer commitment during times of professional and personal disruption.

"Looking ahead to 2022, ING is well prepared to navigate the current operating environment, with solid capital buffers, a strong risk profile and a focus on execution, supported by our talented and motivated colleagues across the globe. We will continue to strengthen our ESG profile and deliver on our sustainability commitments. We supported 317 sustainability deals in 2021, which is almost two-and-a-half times the number of last year. We're also helping clients in the transition to a low-carbon world in line with our Terra approach. As the urgency for climate action increases, corporations, governments and regulators have to work together to define new ways of doing business that align economic growth with positive environmental and social

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
3 February 2022 at 9:00 am CET
+31 (0)20 341 8221 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media call
3 February 2022 at 11:00 am CET
+31 (0)20 531 5855 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
14.3 mln	**€945 mln**	**15.9%**
+120,000 since 3Q2021	+30.0% vs 4Q2020	+0.1%-point vs 3Q2021
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
51%	**€925 mln**	**9.2%**
in % of total active customers vs 50% at 3Q2021 and 40% at FY2020	+20.0% vs 4Q2020	+4.4%-point vs 4Q2020

Customer experience

NPS score:
Ranked #1 in 5 of 11 Retail markets
(excl. France)

ING invests in a seamless digital customer experience. Business Banking customers in Poland can now apply for loans of up to €100,000 in a fully digital process, while in Turkey we launched O-Bizz, a digital instant-lending solution for the self-employed. And in Germany, our smart shopping platform DealWise expanded to include cashback on Amazon purchases, resulting in 31,000 new users. It also shows our scalable technology approach in action, as the app uses modular and reusable components. This allows for quick scaling up to other ING countries (reducing 'time-to-volume'). In Belgium and Romania we will upgrade DealWise to this touchpoint architecture, which will result in more offers for customers and faster rollout of new features.

A crucial component of our scalable technology is the ING Private Cloud (IPC). Migration is progressing well. As at the end of 2021, over a third of our infrastructure now runs on the IPC. One of the many advantages of a cloud-based infrastructure is that security-patching of databases can be done globally, with near-to-zero downtime. This new feature was added in 4Q2021, and will allow for the rapid global roll-out of other new cloud-based improvements.

Sustainability

Sustainability deals supported by ING in 2021:
317 vs 139 in 2020

We continued to facilitate the transition to a low-carbon economy and align our overall loan book with a net-zero future by 2050 or sooner. We supported 119 sustainability deals in 4Q2021, versus 22 deals in the same quarter last year.

We're helping clients become more sustainable in line with our Terra approach. We were sole sustainability coordinator for a $3.25 billion loan for global building-materials company CEMEX in the fourth quarter. Key performance indicators include net CO_2 emissions, power consumption from clean energy sources and use of alternative fuels. We're also investing in the technology we need for a low-carbon world, like with Ebusco, a leading producer of electric buses and charging systems. ING invested in 2016 when it was a small start-up and helped the company grow to the point where shares were new capital was raised through an IPO last quarter. We continue to hold a 21% stake in Ebusco.

Non-financial risk

KYC:
Strengthening our role in fighting financial economic crime

We believe that to be most effective in safeguarding society and the financial system against fraud, money-laundering and other forms of financial economic crime, we need to partner with our peers and collaborate with the public sector. In the Netherlands, one way we're doing this is as part of the Fintell Alliance, a partnership between the Financial Intelligence Unit (FIU), ING and three other banks. In a recent pilot, multibank alerts generated by the Transaction Monitoring Utility NL (TMNL) were investigated and analysed by the Fintell Alliance, with results showing that multilateral information exchange greatly benefits detection abilities. Through the Fintell Alliance, complex financial crime networks were detected and investigated, which none of the banks would have been able to do on their own.

2 ING Press Release 4Q2021

3 ING Press Release 4Q2021 Consolidated Results Consolidated results 4Q2021 4Q2020 Change 3Q2021 Change FY2021 FY2020 Change Profit or loss (in € million) Net interest income 3,374 3,344 0.9% 3,388 - 0.4% 13,615 13,604 0.1% Net fee and commission income 925 771 20.0% 882 4.9% 3,517 3,011 16.8% Investment income 15 6 150.0% 74 - 79.7% 138 150 - 8.0% Other income 310 48 545.8% 304 2.0% 1,221 872 40.0% Total income 4,624 4,169 10.9% 4,648 - 0.5% 18,490 17,637 4.8% Expenses excl. regulatory costs 2,562 2,583 - 0.8% 2,565 - 0.1% 9,927 10,048 - 1.2% Regulatory costs 1) 385 331 16.3% 121 218.2% 1,265 1,105 14.5% Operating expenses 2,947 2,914 1.1% 2,685 9.8% 11,192 11,153 0.3% Gross result 1,677 1,255 33.6% 1,962 - 14.5% 7,299 6,484 12.6% Addition to loan loss provisions 2) 346 208 66.3% 39 787.2% 516 2,675 - 80.7% Result before tax 1,331 1,046 27.2% 1,924 - 30.8% 6,782 3,809 78.1% Taxation 351 304 15.5% 521 - 32.6% 1,877 1,246 50.6% Non - controlling interests 35 15 133.3% 35 0.0% 128 78 64.1% Net result 945 727 30.0% 1,367 - 30.9% 4,776 2,485 92.2% Profitability and efficiency Interest margin 1.37% 1.41% 1.38% 1.39% 1.44% Cost/income ratio 63.7% 69.9% 57.8% 60.5% 63.2% Risk costs in bps of average customer lending 22 14 3 8 43 Return on equity based on IFRS - EU equity 3) 7.2% 5.6% 10.4% 9.2% 4.8% ING Group common equity Tier 1 ratio 15.9% 15.5% 15.8% 15.9% 15.5% Risk - weighted assets (end of period, in € billion) 313.1 306.3 2.2% 310.5 0.8% 313.1 306.3 2.2% Customer balances (in € billion) Customer lending 632.8 604.0 4.8% 619.2 2.2% 632.8 604.0 4.8% Customer deposits 617.3 609.6 1.3% 620.1 - 0.5% 617.3 609.6 1.3% Net core lending growth (in € billion) 4) 13.4 - 0.9 3.1 30.6 - 2.5 Net core deposits growth (in € billion) 4) - 2.1 7.8 - 0.6 10.3 41.4 1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi ts not included in CET1 capital. 4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Total income Total income was strong at €4,624 million in 4Q2021, due to higher fee income and resilient net interest income, while other income was supported by valuation adjustments and strong trading results. Net interest income was €3,374 million in 4Q2021 and included a €84 million ECB funding rate bene fi t from the TLTRO III programme under the additional special reference period, which started on 24 June 2021. In 3Q2021 and 2Q2021, comparable bene fi ts were recorded, while 1Q2021 had included a €233 million TLTRO III bene fi t for the period 24 June 2020 until 31 March 2021. Net interest margin Net interest income Excluding the aforementioned TLTRO III bene fi ts recorded in the respective periods, net interest income would have declined by €54 million compared with 4Q2020, mainly due to lower margins on liabilities, while average liability volumes increased as the Covid - 19 pandemic continued to reduce customer spending. Net interest income on lending rose due to higher average volumes (driven by continued growth in residential mortgages and higher other customer lending), but was partly o ﬀ set by a € - 23 million reclassi fi cation in Retail Belgium from other income to net interest income. Sequentially, net interest income declined by €14 million, but would have increased slightly when adjusted for the aforementioned reclassi fi cation. 4,000 3,500 3,000 2,500 2,000 1.80 1.65 1.50 1.35 1.20 Net interest income (in € million) and net interest margin (in %) 1.39% 3,374 1.42% 1.44% 3,513 3,344 3,340 1.40% 3,388 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 Net interest margin 4 - quarter rolling average 1.40% 1.37% 1.46% 1.41% 1.38% 1.36% The net interest margin declined by 1 basis point to 1.37% compared with 3Q2021. In line with the previous quarter, the TLTRO III bene fi t contributed 3 basis points to the average net interest margin. The slight decrease in the net interest margin was caused by the reclassi fi cation in Retail Belgium, resulting in a slightly lower margin on lending. The margin on customer deposits remained stable, supported by the impact of charging negative interest rates to clients. Net core lending growth, which is customer lending growth adjusted for currency impacts and excluding developments in Treasury lending and the WUB run - o ﬀ portfolio, was €13.4 billion in 4Q2021. Net core lending growth in Retail Banking was €4.8 billion and consisted of €4.1 billion of growth in residential mortgages (primarily in Germany, but also in most other retail countries) and €0.7 billion in other retail lending. In

Consolidated Results

Wholesale Banking, net core lending growth was €8.6 billion, mainly in Lending and Financial Markets. On a full-year basis, net core lending grew by €30.6 billion in 2021, of which almost half was in residential mortgages.

Net core deposits growth was €-2.1 billion in 4Q2021, which was partly driven by the increased charging of negative rates. In Retail Banking, net core deposits growth was €2.7 billion, primarily due to inflows in the Netherlands and the non-eurozone countries where ING operates. This was partly offset by net outflows mainly in Germany and France. Wholesale Banking recorded a net core deposits outflow of €4.9 billion, mainly due to seasonal outflow in Bank Mendes Gans. The FY2021 net customer deposits growth, adjusted for the closing of the retail banking operations in Austria and the Czech Republic, was €10.3 billion. Growth was mainly visible in Retail Netherlands and Poland, while outflows were recorded in Retail Germany and Belgium, and in Wholesale Banking.

Net fee and commission income amounted to €925 million, which is 20.0% higher than in 4Q2020. In Retail Banking, the increase was 17.2%. This was mainly due to higher fee income in daily banking products, supported by higher fees for payment packages and an increasing number of payment transactions, as well as higher fees on investment products in most countries. In Wholesale Banking, fee income increased 26.3%, notably in Financial Markets and Daily Banking & Trade Finance, but also in Lending and Corporate Finance due to more deal activity. Sequentially, total fee income rose 4.9% on the already strong 3Q2021, mainly due to higher Financial Markets and Corporate Finance fees in Wholesale Banking as well as higher investment product fees in Retail Banking. On a full-year basis, Retail Banking fee income in 2021 increased 19.2% compared to 2020, and Wholesale Banking fee income rose 12.0%.

Investment income was €15 million in 4Q2021 and included a €8 million reversal of the estimated €34 million loss recorded in 3Q2021 related to the transfer of ING's Retail Banking operations in Austria to bank99. Sequentially, investment income fell by €59 million as 3Q2021 had also included a €97 million annual dividend from ING's stake in the Bank of Beijing.

Other income was €310 million in 4Q2021 versus €48 million in 4Q2020, which had been negatively affected by a €58 million decrease of the indemnity receivable from NN Group (compensated by a similar amount in the tax line). Furthermore, the year-on-year improvement was mainly driven by strong revenues in Financial Markets, reflecting higher trading income and improved valuation adjustments, and in Corporate Investments, which recorded a €28 million gain on an investment in an associate. In contrast, the year-ago quarter included negative valuation adjustments in Financial Markets and negative hedge ineffectiveness. Sequentially, other income rose mainly due to higher other income in Wholesale Banking, which benefited from the volatility on the financial markets.

Operating expenses

Total operating expenses were €2,947 million. This included €385 million of regulatory costs, which increased by €54 million on 4Q2020, primarily reflecting a higher annual Dutch bank tax (always fully recorded in the fourth quarter) due to an incidental 50% increase in tariff for 2021. This was partly offset by a lower quarterly Dutch DGS contribution as an improved risk profile led to a lower risk-related part of the contribution.

Furthermore, operating expenses in 4Q2021 included €166 million of incidental items. These items consisted of €141 million of redundancy provisions and impairments related to the announcement to leave the retail banking market in France, €14 million of provisions and impairments for other Retail C&G countries, as well as €11 million of additional redundancy provisions and costs related to the accelerated closure of branches in the Netherlands. In 4Q2020, operating expenses had included €223 million of incidental items due to restructuring provisions and impairments, as well as a provision for customer claims in the Netherlands. 3Q2021 included €233 million of incidental items, reflecting a €180 million provision for compensation to customers on certain Dutch consumer credit products, €9 million of additional redundancy provisions and costs related to the accelerated closure of branches in the Netherlands, and a €44 million impairment in Wholesale Banking.

Operating expenses (in € million)


3,000
2,500
2,000
1,500
223
331
2,361
84
587
2,345
172
2,333
233
121
2,331
166
385
2,396
4Q2020
1Q2021
2Q2021
3Q2021
4Q2021
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Excluding regulatory costs and the aforementioned incidental items, expenses increased by €35 million, or 1.5%, compared with 4Q2020, which had been largely driven by a lower VAT refund. Higher performance-related staff expenses and the impact of annual salary increases were partially offset by lower expenses for third-party staff, professional services and legal claims. Compared with 3Q2021, expenses excluding regulatory costs and incidental items rose by €65 million, or 2.8%, mainly due to higher staff expenses, including higher performance-related expenses, while costs for marketing and IT also increased.

Addition to loan loss provisions

Although Covid-19 has had a negative impact on the global economy, defaults in our portfolio have been limited. This both reflects the quality of our loan portfolio and the impact of government support schemes. However, due to the ongoing pandemic as well as strained supply chains, staffing shortage and rising prices, uncertainty remains.

4 ING Press Release 4Q2021

5 ING Press Release 4Q2021 Consolidated Results Net additions to loan loss provisions were €346 million in 4Q2021, or 22 basis points of average customer lending. The increased level compared with the previous quarters was mainly the result of adjustments to existing Stage 3 fi les, which included €130 million provisioning from updated recovery scenarios of existing, mainly Wholesale Banking, clients re fl ecting uncertainty in recovery scenarios and valuations in certain asset classes. Risk costs further included a €124 million management overlay related to residential mortgages, mainly in Stage 2 and 3, to re fl ect the potential impact of higher in fl ation and rising interest rates on customers’ ability to pay and expected negative impact on property valuations. The release in Stage 1 and Stage 2 provisioning is mainly driven by €124 million of releases of management overlays applied in previous quarters regarding payment holidays and speci fi c sector - based overlays, predominantly as a result of reductions in the watch list. Addition to loan loss provisions (in € million) - 400 0 400 800 - 91 39 223 208 346 4Q2020 1Q2021 2Q2021 3Q2021 4Q2021 Stage 3 S2a% #  9  A ',!*3"', % - oR a*a, ! # 1&##2 R'1) ! - 121 ', .1 - $ a4#0a%# !312 - +#0 *#,"',% Ia,,3a*'1#"K - 50 0 50 100 14 3 22 - 6 15 Total net additions to Stage 3 provisions in 4Q2021 were €386 million, of which almost 40% was related to Stage 3 collective provisions and 60% to Stage 3 individual provisions. Stage 1 and Stage 2 risk costs (including o ﬀ - balance - sheet provisioning and modi fi cations) were € - 39 million. Net result ING’s 4Q2021 net result was €945 million, which was 30.0% higher than in the year - ago quarter, primarily due to higher income and despite an increase in risk costs. Compared with 3Q2021, the net result was 30.9% lower. This was mainly due to the seasonally higher regulatory costs and a higher level of risk costs. The e ﬀ ective tax rate was 26.4% in 4Q2021 compared with 29.0% in 4Q2020 and 27.1% in 3Q2021. The full - year 2021 e ﬀ ective tax rate was 27.7%, down from 32.7% recorded in 2020. The lower e ﬀ ective tax rate was mainly caused by the reduced impact of non - deductible amounts (whereas 2020 had included the non - deductible impairments on goodwill and on our stake in TMB). Return on equity ING Group (in %) 0 5 10 15 3Q2021 4Q2021 7.2 4.8 5.4 10.4 8 .8 9 .2 5.6 7.8 11.2 4Q2020 1Q2021 2Q2021 Return on IFRS - EU equity (quarter) 7.7 Return on IFRS - EU equity (4 - quarter rolling average) On a full - year basis, the return on ING’s average IFRS - EU equity increased to 9.2% from 4.8% in 2020. This was caused by a 92.2% higher net result, while average equity remained stable. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which amounts to €1,568 million as per the end of 4Q2021. This fi gure re fl ects 50% of the FY2021 resilient net pro fi t, which has been reserved for distribution in line with our policy, minus the amount for the interim dividend 2021 paid in October. The resilient net pro fi t over 2021, which is de fi ned as net pro fi t adjusted for signi fi cant items not linked to the normal course of business, was equal to net pro fi t. Dividend In line with our dividend policy, the Board proposes to pay a total dividend over 2021 of almost €2.4 billion subject to the approval by the Annual General Meeting in April 2022. Taking into account the interim dividend of €0.21 per ordinary share that was paid in October 2021, the proposed fi nal 2021 dividend amounts to €0.41 per ordinary share and will be paid in cash shortly after approval by the Annual General Meeting.

Consolidated Balance Sheet

Consolidated balance sheet

in € million	31 Dec. 21	30 Sep. 21	31 Dec. 20
Assets			
Cash and balances with central banks	106,520	127,781	111,087
Loans and advances to banks	23,592	25,828	25,364
Financial assets at fair value through profit or loss	101,956	126,157	103,370
- trading assets	51,381	56,007	51,356
- non-trading derivatives	1,536	1,859	3,583
- designated as at fair value through profit or loss	6,355	5,843	4,126
- mandatorily at fair value through profit or loss	42,684	62,447	44,305
Financial assets at fair value through OCI	30,635	30,684	35,895
- equity securities fair value through OCI	2,457	2,321	1,862
- debt securities fair value through OCI	27,340	27,526	32,977
- loans and advances fair value through OCI	838	837	1,056
Securities at amortised cost	48,319	48,462	50,587
Loans and advances to customers	627,508	613,979	598,176
- customer lending	632,782	619,179	603,956
- provision for loan losses	-5,274	-5,201	-5,779
Investments in associates and joint ventures	1,587	1,470	1,475
Property and equipment	2,515	2,555	2,841
Intangible assets	1,156	1,246	1,394
Other assets	7,502	9,219	7,085
Assets held for sale		1,370	
Total assets	**951,290**	**988,751**	**937,275**

	31 Dec. 21	30 Sep. 21	31 Dec. 20
Liabilities			
Deposits from banks	85,092	91,166	78,098
Customer deposits	617,296	620,116	609,642
- savings accounts	314,893	322,525	336,517
- credit balances on customer accounts	279,805	273,909	256,636
- corporate deposits	22,174	21,835	15,941
- other	424	1,846	548
Financial liabilities at fair value through profit or loss	71,041	92,990	82,781
- trading liabilities	27,113	25,051	32,709
- non-trading derivatives	2,120	2,080	1,629
- designated as at fair value through profit or loss	41,808	65,859	48,444
Other liabilities	14,707	17,814	13,226
Liabilities held for sale		2,053	
Debt securities in issue	91,784	92,539	82,065
Subordinated loans	16,715	15,689	15,805
Total liabilities	**896,635**	**932,367**	**881,616**
Equity			
Shareholders' equity	53,919	55,439	54,637
Non-controlling interests	736	945	1,022
Total equity	**54,654**	**56,384**	**55,659**
Total liabilities and equity	**951,290**	**988,751**	**937,275**

Balance sheet

In 4Q2021, ING's balance sheet decreased by €37.5 billion to €951.3 billion, including €2.7 billion of positive currency impacts. The decrease was mainly due to lower financial assets at fair value through profit or loss (predominantly reverse repos) and lower cash and balances with central banks. These factors were partially offset by €13.6 billion of customer lending growth, mainly in Wholesale Banking lending and in residential mortgages.

On the liability side of the balance sheet, the main reduction was in financial liabilities at fair value through profit or loss (predominantly repos) and deposits from banks. Customer deposits declined by €2.8 billion, mainly due to a net outflow in Retail Germany (following the charging of negative interest rates per November 2021) and a decrease in Wholesale Banking that primarily reflected lower (short-term) positions at Bank Mendes Gans. This was partly offset by increases in other locations, mainly in Retail Netherlands. Debt securities in issue decreased due to a lower amount of CD/CPs, partly offset by €2.0 billion of senior bond issuances. Subordinated loans increased, reflecting a €1.0 billion issuance of Tier 2 bonds in November. The assets and liabilities held-for-sale positions related to ING's retail banking activities in Austria were sold on 1 December 2021.

Compared with year-end 2020, ING's balance sheet increased by €14.0 billion, including €7.1 billion of positive currency impacts (partly due to the appreciation of the USD). The increase was mainly due to €28.8 billion of customer lending growth, which was partly offset by declines in financial assets at fair value through OCI, cash and balances with central banks, and securities at amortised cost. On the liability side, the main increases were in debt securities in issue (higher CD/CPs, partly offset by lower other, mainly long-term, debt securities in issue), customer deposits (€+7.7 billion), and deposits from banks. The latter reflected ING's additional TLTRO III participation of €6.0 billion in March 2021. These increases were partly offset by lower financial liabilities at fair value through profit or loss.

Shareholders' equity

Change in shareholders' equity

in € million	4Q2021	FY2021
Shareholders' equity beginning of period	**55,439**	**54,637**
Net result for the period	945	4,776
(Un)realised gains/losses fair value through OCI	47	-110
(Un)realised other revaluations	-1	-2
Change in cashflow hedge reserve	-747	-1,603
Change in liability credit reserve	16	37
Defined benefit remeasurement	43	95
Exchange rate differences	-82	153
Change in treasury shares	-1,607	-1,608
Change in employee stock options and share plans	4	29
Dividend	0	-2,342
Other changes	-140	-143
Total changes	**-1,521**	**-718**
Shareholders' equity end of period	**53,919**	**53,919**

Shareholders' equity decreased by €718 million in 2021, primarily due to a €1,603 million negative change in the cashflow hedge reserve, mainly as a result of interest rate movements. The €2,342 million of dividend payments during the year and the €1,744 million reserved for the share buyback (which started on 5 October) were more than offset by the €4,776 million net result recorded in FY2021. Shareholders' equity per share increased to €14.28 on 31 December 2021 from €14.01 on 31 December 2020.

6

ING Press Release 4Q2021

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Dec. 2021	30 Sep. 2021
Shareholders' equity (parent)	53,919	55,439
- Reserved profit not included in CET1 capital[1]	-1,568	-2,840
- Other regulatory adjustments	-2,590	-3,429
Regulatory adjustments	-4,159	-6,269
Available common equity Tier 1 capital	**49,760**	**49,171**
Additional Tier 1 securities[2]	6,808	6,659
Regulatory adjustments additional Tier 1	50	49
Available Tier 1 capital	**56,618**	**55,878**
Supplementary capital - Tier 2 bonds[3]	9,341	8,346
Regulatory adjustments Tier 2	-159	-159
Available Total capital	**65,801**	**64,066**
Risk-weighted assets	313,064	310,528
Common equity Tier 1 ratio	**15.9%**	**15.8%**
Tier 1 ratio	18.1%	18.0%
Total capital ratio	21.0%	20.6%
Leverage Ratio	**5.9%**	**5.8%**

[1] The interim profit not included in CET1 capital as per 31 December 2021 was €1,568 million, of which €472 million relates to the 4Q2021 result (full-year 2021: €2,388 million, of which €820 million was paid out as interim dividend in October 2021).
[2] All AT1 securities are CRR/CRD IV-compliant.
[3] Including €9,188 million which is CRR/CRD IV-compliant (3Q2021: €8,193 million), and €153 million subject to CRR/CRD IV grandfathering rules (3Q2021: €153 million).

Capital ratios
The CET1 ratio increased to 15.9% compared to the previous quarter, as higher CET1 capital was only partly offset by higher RWA. CET1 capital increased mainly due to the inclusion of €0.5 billion of interim profits.

The increase in the Tier 1 ratio mirrors trends in the CET1 ratio. The increase in the Total capital ratio (including grandfathered securities) reflects the issuance of a €1.0 billion Tier 2 instrument in November 2021.

The slight increase in the leverage ratio was driven by an increase in Tier 1 capital as well as a slightly lower leverage exposure. The ECB has authorised the exclusion of certain central bank exposures (€88.2 billion) until March 2022. Without the exclusion, the leverage ratio would have been 5.4% (3Q2021: 5.2%).

Risk-weighted assets (RWA)
The increase in total RWA mainly reflects higher market RWA.

ING Group: Composition of RWA		
in € billion	31 Dec. 2021	30 Sep. 2021
Credit RWA	268.5	270.7
Operational RWA	35.6	34.3
Market RWA	9.0	5.5
Total RWA	**313.1**	**310.5**

Excluding currency impacts, credit RWA decreased by €3.2 billion, mainly driven by a better profile of the loan book (€-3.8 billion), lower RWA on NPLs (€-2.1 billion), the transfer of our Retail Banking activities in Austria to bank99 (€-1.0 billion), and model impacts (€-1.0 billion). The decrease was partly offset by, among others, higher lending volumes (€3.8 billion) and an increase in equity investments (€0.7 billion). The FX impact on RWA was €1.0 billion, mainly driven by appreciation of the USD.

Higher operational RWA (€1.2 billion) were due to regular updates to the AMA model. Market RWA increased by €3.6 billion, largely caused by not being able to consolidate positions and apply netting this quarter as a result of regulations, mainly reflected in Financial Markets.

Distribution
Following our distribution policy of a 50% pay-out ratio on resilient net profit, the Board proposes to pay a final cash dividend over 2021 of €0.41 per share. This is subject to the approval by shareholders at the Annual General Meeting in April 2022.

In 4Q2021, ING has reserved €472 million of the quarterly net profit for distribution. Resilient net profit in 4Q2021 (which is defined as net profit adjusted for significant items not linked to the normal course of business) is equal to net profit as there were no adjustments to make.

On 5 October 2021, ING commenced a share buyback programme for €1,744 million to distribute the remaining amount of profits originally reserved over 2019. By 31 December 2021, approximately 92% of the programme had been completed. The programme is expected to end no later than 5 May 2022.

ING has a CET1 ratio ambition of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (incl. buffer requirements) of 10.51% (3Q2021: 10.51%).

TLAC and MREL requirements
Total TLAC and MREL requirements apply to ING Group at the consolidated level of the resolution group. TLAC requirements are currently set at 21% of RWA and 6% of leverage exposure (LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. The increase in TLAC ratios and surplus mirrors trends in Total capital

ING Press Release 4Q2021 7

Capital, Liquidity and Funding

and in addition reflects the issuance of three senior debt instruments (total €2.1 billion).

ING Group: TLAC requirement		
in € million	31 Dec. 2021	30 Sep. 2021
TLAC capacity	95,815	91,943
TLAC (as a percentage of RWA)	30.6%	29.6%
TLAC (as a percentage of leverage exposure)	10.1%	9.6%
TLAC surplus (shortage) based on LR	**38,629**	**34,456**
TLAC surplus (shortage) based on RWA	**29,978**	**26,639**

Intermediate MREL requirements of 27.32% of RWA and 5.97% of LR apply as per 1 January 2022. As per 31 December 2021, ING Group already meets these MREL requirements. The increase in MREL ratios and surplus mirrors trends in TLAC.

ING Group: MREL requirement (non-binding)		
in € million	31 Dec. 2021	30 Sep. 2021
MREL capacity	95,880	92,008
MREL (as a percentage of RWA)	30.6%	29.6%
MREL (as a percentage of leverage exposure)	10.1%	9.6%
MREL surplus (shortage) based on LR[1]	**38,980**	**34,808**
MREL surplus (shortage) based on RWA[1]	**10,357**	**7,178**

[1] The MREL surplus is based on the intermediate MREL requirements that are binding as per 1 January 2022

Liquidity and funding

In 4Q2021, the 12-month moving average LCR decreased from 142% to 139% due to a decrease in the liquidity buffer.

LCR 12-month moving average		
in € billion	31 Dec. 2021	30 Sep. 2021
Level 1	154.8	153.3
Level 2A	5.0	4.8
Level 2B	5.6	5.0
Total HQLA	**165.4**	**163.0**
Stressed Outflow	**206.6**	**199.2**
Stressed Inflow	**87.5**	**84.8**
LCR	**139%**	**142%**

In line with the Net Stable Funding Ratio (NSFR) regulatory requirement, which is effective since 2Q2021, in 4Q2021 the NSFR of ING remained comfortably above the regulatory minimum of 100%.

The funding mix in the fourth quarter of 2021 stayed largely the same as in the third quarter of 2021. An increase in the share of retail and corporate customer deposits is observed, compensated by a decrease in the share of lending / repurchase agreements and interbank.

ING Group: Loan-to-deposit ratio and funding mix		
In %	31 Dec. 2021	30 Sep. 2021
Loan-to-deposit ratio	1.02	0.99
Key figures		
Customer deposits (retail)	51%	49%
Customer deposits (corporate)	21%	20%
Lending / repurchase agreements	5%	8%
Interbank	9%	10%
CD/CP	3%	3%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €3.6 billion versus 3Q2021. The increase was driven by €1 billion of Tier 2 issuance, €2.1 billion of Senior HoldCo issuance and €2.9 billion of covered bond issuance in Germany (€1.25 billion), the Netherlands (€1.5 billion) and Australia (€158 million), offset by maturities of €2.4 billion.

Long-term debt maturity ladder per currency, 31 December 2021								
in € billion	Total	'22	'23	'24	'25	'26	'27	>'27
EUR	52	7	5	1	5	3	2	29
USD	18	4	3	1	0	2	3	5
Other	8	0	1	1	0	2	0	3
Total	**78**	**11**	**9**	**3**	**6**	**7**	**5**	**38**

Ratings

The outlook from Fitch on ING Group N.V. and ING Bank N.V. improved to stable. All other ratings and outlook remained unchanged in the quarter.

Credit ratings of ING on 3 November 2021				
	S&P	Moody's	Fitch	GBB-Rating
ING Groep N.V.				
Issuer rating				
Long-term	A-	n/a	A+	
Short-term	A-2	n/a	F1	
Outlook	Stable	Stable[1]	Stable	
Senior unsecured rating	A-	Baa1	A+	
ING Bank N.V.				
Issuer rating				
Long-term	A+	A1	AA-	A+
Short-term	A-1	P-1	F1+	n/a
Outlook	Stable	Stable	Stable	Indeterminate
Senior unsecured rating	A+	A1	AA-	

[1] Outlook refers to the senior unsecured rating.

8

ING Press Release 4Q2021

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
	31 Dec. 2021	30 Sep. 2021	31 Dec. 2021	30 Sep. 2021	31 Dec. 2021	30 Sep. 2021	31 Dec. 2021	30 Sep. 2021	31 Dec. 2021	30 Sep. 2021
Residential mortgages	317,427	313,722	9,411	9,367	3.0%	3.0%	3,527	3,711	1.1%	1.2%
of which Netherlands[2]	112,133	112,185	2,908	3,004	2.6%	2.7%	678	708	0.6%	0.6%
of which Belgium	41,974	41,713	3,855	3,676	9.2%	8.8%	1,316	1,429	3.1%	3.4%
of which Germany	85,355	84,371	1,399	1,442	1.6%	1.7%	363	381	0.4%	0.5%
of which Rest of the world	77,964	75,454	1,249	1,244	1.6%	1.6%	1,170	1,193	1.5%	1.6%
Consumer Lending	26,758	26,300	2,269	2,056	8.5%	7.8%	1,188	1,174	4.4%	4.5%
Business Lending	96,984	97,595	10,671	12,354	11.0%	12.7%	3,186	3,308	3.3%	3.4%
of which business lending Netherlands	36,203	35,987	4,794	4,890	13.2%	13.6%	922	871	2.5%	2.4%
of which business lending Belgium	43,024	44,027	4,287	5,712	10.0%	13.0%	1,543	1,659	3.6%	3.8%
Other retail banking	46,455	63,159	616	681	1.4%	1.1%	195	205	0.4%	0.3%
Retail Banking	**487,624**	**500,775**	**22,967**	**24,459**	**4.7%**	**4.9%**	**8,096**	**8,398**	**1.7%**	**1.7%**
Lending	162,526	153,865	15,262	15,132	9.4%	9.8%	2,844	2,797	1.7%	1.8%
Daily Banking & Trade Finance	71,165	66,485	2,444	2,248	3.4%	3.4%	502	507	0.7%	0.8%
Financial Markets	7,803	5,519		8	0.0%	0.1%			0.0%	0.0%
Treasury & other	58,209	69,773	228	292	0.4%	0.4%	70	93	0.1%	0.1%
Wholesale Banking	**299,703**	**295,643**	**17,934**	**17,680**	**6.0%**	**6.0%**	**3,416**	**3,396**	**1.1%**	**1.1%**
Total loan book	**787,327**	**796,418**	**40,901**	**42,138**	**5.2%**	**5.3%**	**11,512**	**11,794**	**1.5%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.
[2] Stage 2 corrected reflecting model adjustment in residential mortgages Netherlands.

Covid-19

The fourth quarter of 2021 was marked by the Omicron variant. As such, ING continues to closely monitor the developments around and effects of the ongoing Covid-19 pandemic.

Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions are reviewed and adapted as necessary as we continue to support our customers during these challenging times. The majority of our staff is again largely working from home, supported and equipped with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic.

Credit risk management

Total credit outstandings decreased in 4Q2021, primarily due to lower cash and balances with central banks, partly offset by growth in Daily Banking & Trade Finance and Wholesale Banking Lending. Stage 2 outstandings showed a continued reduction compared to previous quarters, mainly driven by net repayments. Stage 3 outstandings slightly decreased, primarily due to a reduction in residential mortgages where forborne assets have changed into a performing status.

In 4Q2021, ING Group's stock of provisions slightly increased due to management overlays. The Stage 3 coverage ratio increased to 33.4% compared to 31.1% in the previous quarter; the increase was triggered by higher Stage 3 provisions. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	31 Dec. 2021	30 Sep. 2021	Change
Stage 1 - 12-month ECL	501	507	-6
Stage 2 - Lifetime ECL not credit impaired	1,016	1,105	-89
Stage 3 - Lifetime ECL credit impaired	3,847	3,673	174
Purchased credit impaired	4	3	1
Total	**5,368**	**5,288**	**81**

[1] At the end of December 2021, the stock of provisions included provisions for loans and advances to central banks (€6 million), loans and advances to banks (€22 million), financial assets at FVOCI (€13 million), securities at amortised cost (€19 million), provisions for loans and advances to customers (€5,274 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€34 million).

Market risk

The average Value-at-Risk (VaR) for the trading portfolio remained stable in 4Q2021 at around €5 million.

ING Group: Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	0	2	1	1
Equities	1	4	2	2
Interest rate	4	20	5	5
Credit spread	2	4	3	2
Diversification			-5	-5
Total VaR[1]	**4**	**7**	**5**	**6**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests,

ING Press Release 4Q2021 9

10 ING Press Release 4Q2021 Segment Reporting: Retail Banking Risk Management investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, fi ndings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non - fi nancial risks. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	4Q2021	4Q2020	3Q2021	4Q2021	4Q2020	3Q2021	4Q2021	4Q2020	3Q2021
Profit or loss									
Net interest income	1,219	1,307	1,273	822	877	817	397	430	456
Net fee and commission income	336	281	338	206	175	197	129	106	141
Investment income	3	1	5	3	2	5	0	0	0
Other income	95	66	91	30	29	45	65	36	46
Total income	**1,652**	**1,655**	**1,706**	**1,061**	**1,083**	**1,064**	**592**	**572**	**642**
Expenses excl. regulatory costs	844	893	987	465	507	642	379	387	345
Regulatory costs	108	135	38	77	110	38	31	25	0
Operating expenses	**952**	**1,029**	**1,025**	**542**	**616**	**680**	**410**	**412**	**345**
Gross result	**700**	**627**	**682**	**519**	**466**	**384**	**182**	**160**	**297**
Addition to loan loss provisions	95	66	-76	49	-29	-60	46	95	-16
Result before tax	**605**	**561**	**758**	**470**	**495**	**444**	**136**	**66**	**313**
Profitability and efficiency									
Net core lending growth (in € billion)	0.4	-2.6	0.1	0.0	-1.2	0.1	0.3	-1.4	-0.1
Net core deposits growth (in € billion)	4.2	4.2	0.6	3.8	3.0	1.7	0.4	1.2	-1.1
Cost/income ratio	57.6%	62.1%	60.1%	51.1%	56.9%	63.9%	69.3%	72.0%	53.7%
Risk costs in bps of average customer lending	16	11	-12	13	-7	-16	21	42	-7
Return on equity based on 12.5% CET1[1]	17.0%	15.9%	22.0%	25.1%	27.2%	24.1%	7.7%	3.9%	19.7%
Risk-weighted assets (end of period, in € billion)	82.6	82.5	84.4	44.6	42.1	44.1	38.0	40.5	40.3

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was impacted year-on-year by lower margins on customer deposits combined with a decline in lending volumes, reflecting subdued demand. This was partly compensated by the increased charging of negative interest rates. Sequentially, the interest result was up as higher Treasury-related interest results more than offset the pressure from the replicating portfolio on the customer deposits margin. The TLTRO III benefit was €9 million in this quarter, down from €13 million in 3Q2021. Fee income benefited from higher fees in daily banking, supported by increased fees for payment packages, and higher fees on investment products.

Net core lending growth was nil in 4Q2021 as €0.3 billion growth in mortgages was offset by a decline in other lending. Net core deposits growth was €3.8 billion, mainly driven by higher current account balances.

Operating expenses fell on both prior periods. Regulatory costs were lower as 4Q2020 had included a catch-up in the quarterly DGS contribution, but they increased from 3Q2021, reflecting the annual Dutch bank tax. Furthermore, 4Q2021 included €11 million of additional redundancy provisions and costs related to the accelerated closure of branches. 4Q2020 had included €29 million of provisions, and 3Q2021 a €180 million provision for compensation to customers with certain consumer credit products, as well as €9 million of additional redundancy provisions and costs related to the closure of branches. Excluding regulatory costs and the aforementioned incidental items, expenses were €24 million lower year-on-year, driven by lower staff expenses, while sequentially expenses were stable.

Risk costs were €49 million in 4Q2021 and included a management overlay on mortgages, reflecting the potential impact of higher inflation and interest rates on customers' ability to pay and expected negative impact on valuations.

Retail Belgium (including Luxembourg)

Net interest income included a €-23 million reclassification from other income to net interest income. Year-on-year, net interest income furthermore reflected pressure on liability income. Sequentially, net interest income included a €11 million TLTRO III benefit (against €17 million in 3Q2021) as well as lower interest results in business lending due to margin pressure and lower Treasury-related results. Fee income rose on 4Q2020 due to higher fees in investment products and in daily banking. Sequentially, fee income declined, mainly due to lower transaction-related daily banking fees. Other income was impacted by the aforementioned reclassification, while 3Q2021 included a €25 million capital gain on the sale of an associate.

Net core lending growth was €0.3 billion in 4Q2021, almost equally split between residential mortgages and business lending. Net core deposits growth was €0.4 billion.

Operating expenses declined by €2 million year-on-year. Regulatory costs increased because of a higher allocation of the annual Dutch bank tax. 4Q2020 had included €40 million of restructuring costs. Expenses excluding regulatory costs and incidental items increased. This was mainly caused by higher staff-related expenses, increased marketing costs and IT charges, while 4Q2020 expenses had been reduced due to a change in the full-year allocation of group overhead costs. Sequentially, expenses excluding regulatory costs were up €34 million, mainly due to higher expenses related to staff performance, marketing and IT.

Risk costs were €46 million due to Stage 3 additions for model updates and a management overlay on mortgages, reflecting the potential impact of higher inflation and interest rates on customers' ability to pay and expected negative impact on valuations. This increase was partly offset by the partial release of management overlays applied in previous quarters.

ING Press Release 4Q2021 11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	4Q2021	4Q2020	3Q2021	4Q2021	4Q2020	3Q2021	4Q2021	4Q2020	3Q2021
Profit or loss									
Net interest income	1,031	1,069	1,039	348	391	365	683	678	675
Net fee and commission income	269	235	247	125	125	115	144	110	133
Investment income	12	2	67	8	1	-32	4	1	98
Other income	88	48	92	29	11	15	59	37	77
Total income	**1,400**	**1,354**	**1,446**	**510**	**528**	**463**	**890**	**826**	**983**
Expenses excl. regulatory costs	926	810	747	263	250	254	663	560	493
Regulatory costs	100	109	75	32	22	20	67	87	55
Operating expenses	**1,026**	**919**	**822**	**296**	**272**	**274**	**730**	**647**	**548**
Gross result	**374**	**435**	**624**	**214**	**256**	**189**	**160**	**179**	**435**
Addition to loan loss provisions	35	193	96	7	17	23	27	176	72
Result before tax	**339**	**243**	**528**	**207**	**239**	**166**	**132**	**3**	**363**
Profitability and efficiency									
Net core lending growth (in € billion)	4.4	2.4	4.7	2.2	1.7	2.2	2.2	0.7	2.5
Net core deposits growth (in € billion)	-1.5	4.5	-2.5	-5.0	2.9	-4.3	3.5	1.7	1.8
Cost/income ratio	73.3%	67.9%	56.8%	58.0%	51.5%	59.2%	82.0%	78.3%	55.7%
Risk costs in bps of average customer lending	7	41	19	3	7	10	10	72	28
Return on equity based on 12.5% CET1[1]	9.6%	5.8%	17.2%	15.2%	16.7%	11.9%	6.1%	-0.9%	20.6%
Risk-weighted assets (end of period, in € billion)	77.8	77.5	78.1	29.4	29.5	30.4	48.4	48.1	47.7

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria)

Net interest income was supported by solid lending growth, which partly compensated for continuing liability margin pressure and a €10 million one-off reversal of income. Fee income was stable compared to 4Q2020, with higher fees from mortgages and consumer lending, offset by lower daily banking fees where the consent requirement temporarily halted the charging of fees. Sequentially, fees for investment products increased, reflecting higher brokered volumes. Investment and other income increased versus both comparable quarters. The previous quarter had included a €34 million estimated one-off loss related to the transfer of ING's retail operations in Austria to bank99, of which €8 million was reversed in the current quarter. In addition, 4Q2021 included a €4 million gain on the sale of a venture.

Net core lending growth continued to be strong with €2.2 billion of growth recorded in 4Q2021, of which €2.0 billion was in mortgages. Net core deposits recorded an outflow of €5.0 billion, primarily reflecting the impact of the introduction of negative interest rate charging to clients with liability balances above €50,000.

Operating expenses increased year-on-year, mainly attributable to higher regulatory costs and investments to support business growth as well as a €3 million restructuring provision, while 4Q2020 expenses had been reduced due to a change in the full-year allocation of group overhead costs. Sequentially, expenses increased, mainly due to higher regulatory costs and incidental staff expenses.

Risk costs were €7 million, primarily driven by a management overlay on mortgages reflecting the potential impact of higher inflation and interest rates on customers' ability to pay and expected negative impact on property valuations.

Retail Other Challengers & Growth Markets

Net interest income was supported by higher lending volumes. Year-on-year, this more than compensated for negative currency impacts and lower margins. Sequentially, lending margins declined slightly, whereas customer deposit margins stabilised. Fee income increased, mainly supported by higher fees from daily banking, investment and insurance products. Investment income fell sequentially as 3Q2021 had included the €97 million annual dividend from Bank of Beijing. Other income rose versus 4Q2020, mainly in non-eurozone countries, reflecting higher Treasury-related income.

Net core lending growth was €2.2 billion in 4Q2021, mainly due to mortgage growth in Spain, Australia and Poland, and business lending growth in most non-eurozone countries. Net customer deposits growth was €3.5 billion, of which €3.0 billion was generated in the non-eurozone countries.

In 4Q2021, expenses included €155 million of incidental items, mainly consisting of impairments and restructuring provisions related to the announcement that ING will exit the French retail market. A year ago, 4Q2020 had included €27 million of restructuring provisions and impairments, and €22 million of higher expenses following the decision to stop the Maggie project (mainly a lower capitalisation of costs). Adjusted for the aforementioned items, expenses excluding regulatory costs were slightly lower versus the previous year. Sequentially, adjusted expenses rose 3.0%, mainly due to higher performance-related staff costs, payments to employees related to their working from home, and higher project costs, offset by lower IT expenses.

Risk costs were €27 million, mainly reflecting net additions in Poland, Spain and Turkey, which were partially offset by net releases in Romania and Australia.

12 ING Press Release 4Q2021

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account

	Total Wholesale Banking		
In € million	4Q2021	4Q2020	3Q2021
Profit or loss			
Net interest income	1,065	945	1,042
Net fee and commission income	322	255	295
Investment income	1	3	3
Other income	173	40	124
Total income	**1,561**	**1,242**	**1,463**
Expenses excl. regulatory costs	676	746	700
Regulatory costs	91	92	7
Operating expenses	**766**	**838**	**707**
Gross result	**795**	**405**	**756**
Addition to loan loss provisions	216	-50	19
Result before tax	**579**	**454**	**737**
of which:			
Lending	372	510	609
Daily Banking & Trade Finance	105	74	50
Financial Markets	40	-20	79
Treasury & Other	61	-110	0
Profitability and efficiency			
Net core lending growth (in € billion)	8.6	-0.7	-1.6
Net core deposits growth (in € billion)	-4.9	-0.9	1.4
Cost/income ratio	49.1%	67.4%	48.3%
Risk costs in bps of average customer lending	48	-12	4
Return on equity based on 12.5% CET1[1]	9.3%	7.6%	12.1%
Risk-weighted assets (end of period, in € billion)	149.5	143.8	145.0

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income benefited from improved lending margins year-on-year and higher margins on customer deposits, as a reflection of higher negative interest rate charges. In addition, interest results in Bank Mendes Gans (BMG), Working Capital Solutions (WCS) and Treasury increased. Compared with one year ago, 4Q2021 was furthermore supported by the recognition of a €36 million TLTRO III benefit. Sequentially, net interest income increased, mainly due to higher interest results in Daily Banking & Trade Finance, reflecting improved margins in BMG and in Payments & Cash Management (PCM). The previous quarter included a €39 million TLTRO III benefit.

Net core lending grew by €8.6 billion in 4Q2021, of which €6.0 billion was attributable to Lending, mainly reflecting growth in term loans. Financial Markets increased by €2.3 billion and Daily Banking & Trade Finance by €0.8 billion (primarily in TCF and WCS). Net core customer deposits decreased by €4.9 billion in this quarter, mainly due to seasonal outflow in BMG.

Net fee and commission income increased 26.3% year-on-year due to increased deal activity in Lending, a higher deal flow in both Corporate Finance and Global Capital Markets (GCM), as well as higher fee income in Trade & Commodity Finance (TCF) on the back of higher oil prices. Sequentially, fee income increased 9.2% due to the aforementioned deal flow in Corporate Finance and GCM, improved deal activity in Trade Finance Services (TFS), as well as increased charges on clients' year-end credit balances in PCM.

Other income strongly increased year-on-year, mostly due to higher trading income in Financial Markets (FM), as well as improved valuation adjustments in FM. In addition, Corporate Investments included a gain of €28 million on an investment in an associate. Sequentially, other income was also higher in Corporate Investments (reflecting the aforementioned gain) and in FM Trading. The latter was primarily driven by the Forex and Rates businesses, which benefited from the financial-market volatility.

Total expenses excluding regulatory expenses declined compared with the comparable quarters, which both had included incidental items: €124 million of restructuring provisions and impairments were recorded in 4Q2020 and a €44 million impairment on Payvision was booked in 3Q2021. The previous quarter furthermore included €14 million of legal provisions. Regulatory costs were stable compared with 4Q2020 and predominantly refer to the annual booking of the Dutch bank tax. Expenses excluding regulatory costs and the aforementioned incidental items and legal provisions increased year-on-year due to higher performance-related staff expenses, the impact of annual salary increases, and the change in the full-year allocation of group overhead expenses in 4Q2020. Sequentially, the cost increase was mostly due to higher performance-related staff expenses.

Risk costs amounted to €216 million, or 48 basis points of average customer lending, predominantly reflecting Stage 3 individual risk costs additions to existing files. Approximately half of the amount was attributable to updated recovery scenarios reflecting uncertainty in recovery scenarios and valuations in certain asset classes.

ING Press Release 4Q2021 13

Segment Reporting: Wholesale Banking

The 4Q2021 result before tax of Lending decreased, reflecting a net addition to risk costs this quarter, whereas 3Q2021 and 4Q2020 had included net releases. The TLTRO III benefit was €20 million in 4Q2021 compared with €24 million in 3Q2021. Also, excluding the TLTRO III benefit, year-on-year income increased, predominantly driven by a higher net interest margin over higher volumes and increased fee income related to higher deal activity. Expenses excluding regulatory costs rose, mostly driven by higher performance-related staff costs.

The quarterly result before tax of Daily Banking & Trade Finance increased on both comparable quarters, driven by higher income and lower expenses, while risk costs were higher. Income increased year-on-year, driven by higher PCM income (reflecting pricing and fee initiatives), higher TCF income (higher average oil prices and improved margins) and an €8 million TLTRO III benefit. Sequentially, income increased due to the aforementioned items as well as higher income in BMG and TFS, while the TLTRO III benefit was €3 million in 3Q2021. Expenses excluding regulatory costs were lower as 4Q2020 had included an impairment of €29 million, while 3Q2021 had €44 million of impairments.

The result before tax of Financial Markets increased year-on-year, mainly due to higher FM trading results, supported by high market volatility in the second half of the quarter, higher deal flow in GCM, as well as improved valuation adjustments. In addition, an €8 million TLTRO III benefit was recorded this quarter. Sequentially, the result before tax declined, largely due to the annual booking of the Dutch bank tax in the fourth quarter and higher performance-related staff costs. Income increased slightly compared with the previous quarter as higher FM trading income (especially in Forex and Rates) and higher deal flow in GCM were largely offset by lower (positive) valuation adjustments and a €4 million lower TLTRO III benefit.

The quarterly result before tax of Treasury & Other strongly increased on 4Q2020, which had included €95 million of restructuring provisions and related impairments. Income was up €73 million year-on-year, primarily due to higher Corporate Investment income (positive valuation adjustments, including a €28 million gain on one capital stake), higher Corporate Finance deal flow, as well as an increase in Treasury income. Sequentially, the result before tax improved due to the aforementioned income increases in both Corporate Investments and Corporate Finance, as well as lower expenses.

14 ING Press Release 4Q2021

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	4Q2021	4Q2020	3Q2021
Profit or loss			
Net interest income	59	24	34
Net fee and commission income	-2	0	1
Investment income	0	0	0
Other income	-47	-106	-3
Total income	**10**	**-83**	**32**
Expenses excl. regulatory costs	115	134	131
Regulatory costs	87	-5	0
Operating expenses	**202**	**129**	**131**
Gross result	**-192**	**-212**	**-99**
Addition to loan loss provisions	0	0	0
Result before tax	**-192**	**-212**	**-99**
of which:			
Income on capital surplus	-8	-26	5
Foreign currency ratio hedging	68	64	72
Other Group Treasury	-55	-82	-67
Group Treasury	5	-44	10
Other Corporate Line	-197	-168	-109

Total income in the Corporate Line was €10 million and included a €24 million funding rate benefit related to TLTRO III versus €7 million in 3Q2021. The remaining benefit from TLTRO III was recorded as net interest income in the respective business segments.

Year-on-year, total income increased, mainly due to the aforementioned TLTRO III funding rate benefit as well as to lower legacy funding costs resulting from the replacement of short-term funding with long-term funding during 2012 and 2013. Furthermore, 4Q2020 had included a €58 million decrease of the NN Group indemnity receivable following the settlement of a tax dispute in Australia (recorded under other income and offset by a comparable amount in the tax line).

Operating expenses in 4Q2021 increased on both comparable periods. Year-on-year, this was mainly due to an incidental 50% increase in the Dutch bank tax in 2021, resulting in €87 million of additional regulatory costs not allocated to the business segments, as well as a significantly lower VAT refund. These factors were partly offset by lower shareholder expenses as 4Q2020 had included the full-year impact of a change in the allocation of group overhead expenses (offset by a lower allocation of group overhead expenses to the business lines). Compared with 3Q2021, the increase in operating expenses was mainly due to the aforementioned Dutch bank tax, which was partly offset by a higher VAT refund.

ING Press Release 4Q2021 15

Share information	4Q2021	3Q2021	2Q2021	1Q2021	4Q2020
Shares (in millions, end of period)					
Total number of shares	3,904.1	3,904.1	3,904.0	3,904.0	3,900.7
- Treasury shares	128.3	0.4	0.7	0.7	0.6
- Shares outstanding	3,775.8	3,903.6	3,903.3	3,903.4	3,900.1
Average number of shares	3,846.7	3,903.5	3,903.4	3,900.4	3,899.8
Share price (in euros)					
End of period	12.24	12.57	11.14	10.43	7.64
High	13.39	12.66	11.65	10.61	8.60
Low	11.24	10.08	10.10	7.30	5.76
Net result per share (in euros)	0.25	0.35	0.37	0.26	0.19
Shareholders' equity per share (end of period in euros)	14.28	14.20	14.40	14.10	14.01
Distribution per share (in euros)	0.41	-	0.48	-	0.12
Price/earnings ratio[1]	10.0	10.8	10.9	14.4	12.0
Price/book ratio	0.86	0.88	0.77	0.74	0.55

[1] Four-quarter rolling average.

Financial calendar	
Publication 2021 ING Group Annual Report	Thursday, 10 March 2022
2022 Annual General Meeting	Monday, 25 April 2022
Ex-date for final dividend 2021 (Euronext Amsterdam)[1]	Wednesday, 27 April 2022
Record date for final dividend 2021 entitlement (Euronext Amsterdam)[1]	Thursday, 28 April 2022
Record date for final dividend 2021 entitlement (NYSE)[1]	Thursday, 28 April 2022
Publication results 1Q2022	Friday, 6 May 2022
Payment date final dividend 2021 (Euronext Amsterdam)[1]	Monday, 9 May 2022
Payment date final dividend 2021 (NYSE)[1]	Monday, 9 May 2022
ING Investor Day	Monday, 13 June 2022
Publication results 2Q2022	Thursday, 4 August 2022
Ex-date for interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 8 August 2022
Record date for interim dividend in 2022 entitlement (Euronext Amsterdam)[1]	Tuesday, 9 August 2022
Record date for interim dividend in 2022 entitlement (NYSE)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (NYSE)[1]	Monday, 22 August 2022
Publication results 3Q2022	Thursday, 3 November 2022

[1] Only if any dividend is paid.

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's ESG rating by MSCI was affirmed 'AA' in December 2021. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Further information

All publications related to ING's 4Q2021 results can be found at www.ing.com/4q2021, including a video with CEO Steven van Rijswijk. The 'ING on Air' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:

- ING Group Historical Trend Data
- ING Group Quarterly Results presentation (also available via SlideShare)
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

16

ING Press Release 4Q2021

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2020 ING Group consolidated annual accounts. The Financial statements for 2021 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) political instability and fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) the inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

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ING Press Release 4Q2021 17